EXHIBIT 99.1

October 12, 2011

Immediate Report – Notice of the Israel Antitrust Authority

To:         The Tel Aviv Stock Exchange
The Israeli Securities Authority

On October 11, 2011 Bezeq - The Israel Telecommunication Corp., Ltd. (the “Company”) received a notice from the Israel Antitrust Authority that the Authority General Director ("the General Director") is considering a determination, in accordance with his authority under Section 43(A)(5) of the Israeli Antitrust Law, 5748-1988 (the “Law") that violated the provisions of Section 29A of the Law. The notice specifies that the General Director is considering whether:

"A.
The Company refused to provide transmission services using the provision of telephony and internet services (domestic operator) to Cellcom Israel Ltd. ("Cellcom") and Partner Communication Ltd. ("Partner");

B.	The Company's refusal is based on its position according to which it is neither obligated nor interested in providing these services to its competitors;

C.	The Company sells such transmission services to other customers and in addition sells transmission services for the provision of cellular telephone services to Cellcom and Partner; and

D.	In this refusal the Company is abusing its status contrary to Section 29A of the Law."

The notice further indicates that before the General Director makes his decision, the Company will be given the opportunity, until November 27, 2011, to submit its position before the General Director. The Company believes it acted in accordance with the law and it intends to exercise its hearing right.

It is noted that as described in Section 2.6.3 of the 2010 annual report, as of October 2010 the Company has been providing transmission services to competing communication operators.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.